UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EXTERRAN HOLDINGS, INC.
--------------------------------------------------------------------------------
(Name of Issuer)

Common Stock, $0.01 par value
--------------------------------------------------------------------------------
(Title of Class of Securities)

30225X103
--------------------------------------------------------------------------------
(CUSIP Number)

Jon Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-454-1800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2010
--------------------------------------------------------------------------------
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this SCHEDULE 13D/A, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

NGEDOCS: 1758895.2

CUSIP No. 30225X103	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (05-07) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,674,479
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 1,674,479
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,674,479
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

2.6% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)           Based on 63,220,020 shares of Common Stock, par value $0.01, outstanding on October 28, 2010, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2010.

NGEDOCS: 1758895.2

CUSIP No. 30225X103	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-EXH, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,000,000
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,000,000
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,000,000
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

1.6% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)           Based on 63,220,020 shares of Common Stock, par value $0.01, outstanding on October 28, 2010, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2010.

NGEDOCS: 1758895.2

CUSIP No. 30225X103	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

EGI-Fund (08-10) Investors, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 1,443,361
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power – 1,443,361
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
1,443,361
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

2.3% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)

OO
_____________________________________________________________________________

(1)           Based on 63,220,020 shares of Common Stock, par value $0.01, outstanding on October 28, 2010, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2010.

NGEDOCS: 1758895.2

CUSIP No. 30225X103	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

SZ Investments, L.L.C.
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Delaware
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 3,117,840
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 3,117,840
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
3,117,840
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

4.9% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1)           Based on 63,220,020 shares of Common Stock, par value $0.01, outstanding on October 28, 2010, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2010.

NGEDOCS: 1758895.2

CUSIP No. 30225X103	SCHEDULE 13D/A
_____________________________________________________________________________
1.           Name of Reporting Persons.

Chai Trust Company, LLC
_____________________________________________________________________________
2.           Check the Appropriate Box If a Member of a Group (See Instructions)
           (a)  [X]
(b)  [_]
_____________________________________________________________________________
3.           SEC Use Only
_____________________________________________________________________________
4.           Source of Funds (See Instructions)
WC, OO
_____________________________________________________________________________
5.           Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
_____________________________________________________________________________
6.           Citizenship or Place of Organization
Illinois
_____________________________________________________________________________

NUMBER OF                                           7.           Sole Voting Power – 0
SHARES
BENEFICIALLY                                8.           Shared Voting Power – 3,117,840
OWNED BY
EACH                                9.           Sole Dispositive Power - 0
REPORTING
PERSON                                           10.           Shared Dispositive Power - 3,117,840
WITH
_____________________________________________________________________________
11.           Aggregate Amount Beneficially Owned by Each Reporting Person
3,117,840
_____________________________________________________________________________
12.           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [_]
_____________________________________________________________________________
13.           Percent of Class Represented by Amount in Row (11)

4.9% (1)
_____________________________________________________________________________
14.           Type of Reporting Person (See Instructions)
OO
_____________________________________________________________________________

(1)           Based on 63,220,020 shares of Common Stock, par value $0.01, outstanding on October 28, 2010, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2010.

NGEDOCS: 1758895.2

CUSIP No. 30225X103	SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Exterran Holdings, Inc., a Delaware corporation (the "Issuer").  The Issuer's principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086.

ITEM 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) To the best knowledge of the Reporting Persons, there were 63,220,020 shares of Common Stock, par value $0.01, outstanding on October 28, 2010, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2010.

As of December 20, 2010, the (i) 1,674,479 shares of Common Stock held by Fund (05-07) (as to which SZI and Chai Trust share beneficial ownership), which represent approximately 2.6% of the outstanding Common Stock; (ii) 443,361 shares of Common Stock held by Fund (08-10) (as to which SZI and Chai Trust share beneficial ownership), which represent approximately 0.7% of the outstanding Common Stock; and (iii) 1,000,000 shares of Common Stock held by EGI-EXH (as to which Fund 08-10, SZI and Chai Trust share beneficial ownership), which represent approximately 1.6% of the outstanding Common Stock; total 3,117,840 shares of Common Stock, collectively representing approximately 4.9% of the outstanding Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the other persons set forth in Item 2.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by EGI-EXH, Fund 05-07 or Fund 08-10.

(e) As of the date of this Schedule 13D, the Reporting Persons are the beneficial owners of less than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 20, 2010

EGI-EXH, L.L.C.
EGI-FUND (05-07) INVESTORS, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.
SZ INVESTMENTS, L.L.C.

Each by: /s/ PHILIP G. TINKLER
-------------------------------------
Name: Philip G. Tinkler
Title: Vice President

CHAI TRUST COMPANY, LLC

By: /s/ JAMES G. BUNEGAR
-------------------------------------
Name: James G. Bunegar
Title: Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

NGEDOCS: 1758895.2